

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 12, 2008

VIA U.S. MAIL

R. Brian Hanson
Chief Financial Officer
ION Geophysical Corporation
2105 City West Blvd, Suite 400
Houston, Texas 77042

> **Re:** **ION Geophysical Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-12691**

Dear Mr. Hanson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief